

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 31, 2006

Bobba Venkatadri
President
Trans-India Acquisition Corporation
300 South Wacker Dr., Suite 1000
Chicago, IL 60606

> **Re: Trans-India Acquisition Corporation**
> **Form S-1**
> **Filed August 4, 2006**
> **File No. 333-136300**

Dear Mr. Venkatadri:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter that indicates the NASD has no objections.

2.   We note that the Special Advisor Position agreement entered into with Rasheed Yar Khan sets forth various tasks to be performed by Rasheed Yar Khan, including the "search for, negotiation with and acquisition of a target business in

the banking industry….” By contrast, you state throughout the registration statement that Trans-India will seek targets in India, and more specifically, companies within the life sciences sector of the Indian economy. Please revise to clarify, in each section of the registration statement where you discuss the company's planned acquisition, that the company's letter agreement with Rasheed Yar Khan contemplates a possible acquisition of a company in the banking industry.

3.   In your response to this comment, provide us with copies of any industry publication that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by Mega Ace Consultancy. Highlight the specific portions that you are relying upon so that we can reference them easily. In addition, if any of these reports have been prepared specifically for this filing, file a consent from the party.

Prospectus Cover Page

4.   Please disclose when the common stock and warrants that comprise the units will begin trading separately.

Prospectus Summary, page 1

5.   Please briefly explain how “fair market value” will be measured. For example, clarify whether you will employ an investment banking firm to provide its independent valuation of the to-be-acquired business or use the negotiated purchase price of the target business. We note your discussion on page 46 that your board of directors will make the fair market determination but that, if the board is unable to make that determination, you will obtain an opinion from an unaffiliated, independent investment banking firm.

The Offering, page 3

6.   Please briefly discuss the private placement of units to insiders and your $400,000 loan agreement.

Securities Offered, page 3

7.   Please explain why I-Bankers Securities may decide to allow continued trading in the units following their separation into common stock and warrants.

Redemption, page 4

8.   Disclose whether, as a condition to redeeming the warrants, you are required to have a current registration statement relating to the shares issuable upon exercise of the warrants.

Offering and private placement proceeds to be held in trust, page 5

9.   Revise to clarify that I-Bankers Securities, Inc. will receive $6 million in total
        compensation.

10.   Disclose here and in the risk factor, "We will be dependent on limited funds
        outside of the trust account and interest earned…" on page 11, the applicable
        interest rate you expect to earn on the trust account.

Liquidation if no Business Combination, page 8

11.   We note your disclosure on page 49 that you will not comply with the procedures
        set forth in Section 280 of the Delaware General Corporation Law, and that, as a
        result, your stockholders "could potentially be liable for any claims to the extent
        of distributions received by them in a dissolution in accordance with Section
        281(b) of the Delaware statute." Revise the discussion of liquidation of your
        company on page 8 to disclose the possibility that an investor would receive less
        than his pro rata share because of third party claims, that the return of funds to
        investors could be delayed because of the requirement that the company be
        dissolved before funds from the trust are distributed to shareholders, and that,
        because management has decided to not follow the procedures in Section 280(b),
        a creditor could proceed against Trans-India's shareholders to the full extent of
        any trust distribution for an extended period of time.

Summary Financial Data – page 10

12.   We note that existing stockholders have agreed to purchase from you an aggregate
        of $1,000,000 of units in a private placement. Disclose whether:

            • the existing stockholders have any right to rescind the agreement to
            purchase;
            • there are any conditions to the existing stockholders' obligation to purchase;
            or
            • the existing stockholders may obtain a refund for the purchase price of the
            units.

        If so, describe the nature of such rights or conditions. We may have further
        comments.

Risk Factors, page 11

13.   We note your statement that "additional risks not currently known to us, or that
        we deem immaterial, may also harm us or affect your investment." Please revise
        to remove the quoted language, to the extent it serves as a limitation on the

inclusiveness of your risk factors section. Your risk factors section should set forth all material risks.

14.   Please add a risk factor addressing how you may redeem the warrants, which will force warrant holders to exercise their warrants on short notice or accept the $0.01 redemption price.

"Because there are numerous companies with business plans similar…," page 11

15.   We note that you plan to disclose the number of registration statements filed for blank check companies that are seeking a business combination in India. Please also disclose the number that have been declared effective and are currently looking for targets and the number that have consummated a business combination.

"If third parties bring claims against us, the proceeds held in trust…," page 14

16.   We note your statement that when negotiating with third-party advisors, you will seek waiver of the third-party's right to any monies held in the trust account for the benefit of our public stockholders. There does not appear to be any such waiver in the letter agreement between Trans-India and Rasheed Yar Khan, your special advisor. Please revise this risk factor to disclose that your special advisor, who has already received 50,000 units and the right to purchase further units in the private placement, has not waived his right to pursue monies in the trust fund to the extent Trans-India is unable to pay his claims.

"Upon distribution of the trust account, our public stockholders may be held…," page 15

17.   Please briefly explain here, and in more detail under "Liquidation if no business combination" on page 48, why a creditor could proceed against your public shareholders to the full extent of any trust distribution for an extended period of time following a dissolution in accordance with Section 281(b) of the Delaware statute.

"If our current officers and directors…," page 18

18.   We note that the agreement with your special advisor, Mr. Yar Khan, recognizes that he has "prior and other commitments." Please revise this risk factor to summarize the prior and other commitments that Mr. Yar Khan faces while also serving as your special advisor. Furthermore, provide examples of how your officers and directors will divide their time between overseeing Trans-India and other companies, including disclosure of the current "life-sciences" companies for which each of your officers and directors works.

Risks Associated with this Offering, page 25

19.   Include a risk factor addressing the risk that an investor may not exercise the warrants included in the units unless there is a current prospectus and the underlying common stock is registered. Also disclose that in no event shall the holder of the warrant be entitled to receive a net-cash settlement in lieu of physical delivery of shares of common stock as stated in the warrant agreement and the specimen warrant certificate in exhibits 4.3 and 4.4.

Use of Proceeds, page 30

20.   Please provide a line item in your use of proceeds table reflecting the repayment out of funds not held in trust of $100,000 advanced to you by certain of your officers, directors and their affiliates.

Management, page 56

21.   Disclose Sarath Naru's affiliation with Marillion, including the nature of that relationship and the extent of Marillion's beneficial ownership of your securities. Similarly revise with regard to Craig Colmar's relationship with Business Ventures Corp.

Special Advisor, page 58

22.   In light of the issuance of 50,000 units to Rasheed Yar Khan for $400 in cash, please revise here and throughout the prospectus to clarify that you have already compensated one of your special advisors for services he has performed and will perform in the future.

Principal Stockholders, page 64

23.   Please further clarify what each column to the table represents. In this regard, we suggest that you show the beneficial ownership amounts and percentages both before the offering and private placement and after the offering and private placement. Furthermore, please footnote the table to disclose the components of each person's beneficial ownership. For example, disclose the number of shares beneficially held that underlie units or warrants.

Description of Securities, page 66

Warrants, page 67

24.   Revise to discuss differences between the public warrants and privately placed warrants. In this regard, your failure to maintain a current registration statement

for the exercise of your warrants primarily impacts the holders of the public warrants and not the holders of private warrants.

Shares Eligible for Future Sale, page 70

25.   We note your statement that "none of those shares will be eligible for sale under Rule 144 prior to June 27, 2007." This statement does not appear consistent with our letter to Ken Worm dated January 21, 2000. Please revise to delete it, or advise us why you believe it may appropriately be retained.

Notes to Financial Statements

Note 2 – Proposed Public Offering, page F-8

26.   Based upon your capitalization table on page 35, it appears that upon issuance you intend to classify within equity the warrants which comprise part of the units being registered. Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. Also, disclose how you will account for these warrants upon issuance.

27.   We note that the existing stockholders who own 2,500,000 units are entitled to registration rights pursuant to a registration rights agreement. Please tell us how you have considered the guidance in EITF 00-19 in accounting for this transaction.

28.   Expand the disclosure regarding the proposed offering to clarify that the warrants included in the units are not exercisable unless there is a current prospectus and the underlying common stock is registered. Also disclose that in no event shall the holder of the warrant be entitled to receive a net-cash settlement in lieu of physical delivery of share of common stock as stated in the warrant agreement and the specimen warrant certificate in exhibits 4.3 and 4.4.

Note 6 – Commitments and Contingency, page F-9

29.   We refer to your underwriter's unit purchase option. Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification.

Exhibit 5.1

30.   Please instruct Hayden Bergman Rooney, Professional Corporation to revise the legal opinion to include a conclusion that the warrants are binding obligations under the state contract law governing the warrant agreement.

                        *   *   *   *

        Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Attorney-Adviser, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs
For Larry Spirgel
Assistant Director

cc: Kevin K. Rooney, Esq.
        Hayden Bergman Rooney, Professional Corporation
        Via Facsimile: (415) 399-9320